SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-10145

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

(Title of the Plan)

LYONDELL CHEMICAL COMPANY

1221 McKinney Street

Suite 700

Houston, Texas 77010

(Name and address of principal executive

office of the issuer of the securities)

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

*	Other supplemental schedules are not required and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Benefits Administrative Committee of the

Equistar Chemicals, LP Savings and Investment Plan for Hourly Represented Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Equistar Chemicals, LP Savings and Investment Plan for Hourly Represented Employees (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 27, 2007

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investment in Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	$707,857	$599,325

Net assets available for benefits	$707,857	$599,325

The accompanying notes are an integral part of these financial statements.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006

Contributions:
Employer	$30,697
Participant	48,459

Total	79,156

Investment income:
Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	61,201
Benefits paid to participants	(31,266)
Transaction fees	(559)

Net increase	108,532
Net assets available for benefits:
Beginning of year	599,325

End of year	$707,857

The accompanying notes are an integral part of these financial statements.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan

General – The Equistar Chemicals, LP Savings and Investment Plan for Hourly Represented Employees (the “Plan”) is a defined contribution plan for eligible employees and vested former employees covered under certain collective bargaining agreements with Equistar Chemicals, LP (“Equistar” or “Partnership”), a Delaware limited partnership, which is an indirect wholly owned subsidiary of Lyondell Chemical Company (“Lyondell”). Full-time or part-time employees are eligible to participate immediately in the Plan upon the beginning of employment with Equistar. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan.

Plan Administration – The Plan is administered by the Benefits Administrative Committee which is comprised of individuals appointed by Lyondell’s Board of Directors. Fidelity Institutional Retirement Services Company (“FIRSCO”) is the Plan’s recordkeeper. Plan assets are maintained in the Lyondell Chemical, Equistar Chemicals, and LYONDELL-CITGO Plans Master Trust (“Master Trust”) under the custody of Fidelity Management Trust Company (“Trustee”). The Trustee makes payments as authorized by the Plan. Equistar pays all administrative expenses of the Plan. Transaction fees related to withdrawals are paid by the participants.

Contributions – Subject to the Internal Revenue Code limitation on the maximum amount of an employee’s contribution on a pre-tax basis to $15,000 in 2006, participants are allowed to contribute from 1% to 17% of their base pay to the Plan through pre-tax payroll deductions (“Elective Deferrals”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions up to a maximum amount of $5,000 in 2006. Equistar makes matching contributions to the participant’s account at the rate of 75% of the first 6% of Elective Deferrals up to a maximum matching contribution of 4.5% of the participant’s eligible base pay. Participants are eligible for matching contributions immediately upon enrollment into the Plan. Generally, matching contributions and earnings thereon are fully vested after 3 years of service.

Investment Election – All participant assets are held in the Master Trust. Contributions are invested, based on participants’ instructions, in any of the various investment options selected by the Benefits Finance Committee of Lyondell. Through the Master Trust, the Plan offers various mutual funds, an employer stock fund, a money market fund, and a self-directed brokerage option. Under the self-directed brokerage option, participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are otherwise offered by the Plan.

Employees of Millennium Chemicals Inc. (“Millennium”), who became employees of Equistar, had the assets attributable to their participation in the Millennium-sponsored plans transferred into the Plan. Those assets included Millennium common stock, which was converted into Lyondell common stock on December 1, 2004 upon Lyondell’s acquisition of Millennium. Such Lyondell common stock can be held or sold by Plan participants, and Plan participants may elect to make new purchases of Lyondell stock. Dividends on the stock are reinvested per the Plan document.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Partnership’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

Benefit Payments and Borrowings – If a participant terminates employment for any reason, the participant’s vested account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant’s vested account balance is $1,000 or less, the participant’s vested account balance will be distributed as soon as practicable after termination.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan. Qualified Hurricane Distributions in accordance with the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005 were permitted from March 23, 2006 until December 31, 2006.

Distributions upon retirement or termination are generally in Lyondell common stock, to the extent assets are held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan. Participants may elect to have Lyondell common stock sold and distributed in cash. In certain circumstances, a participant may choose to receive distributions in installment payments over a period not to exceed the lesser of ten years or the participant’s life expectancy.

The Plan permits employees to borrow from their vested account balance, as defined by the Plan and subject to a minimum of $1,000 and $15,000 for general-purpose and residential loans, respectively, and a maximum of the lesser of $50,000 or 50% of the participant’s vested balance. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Plan, plus 1%, subject to a 6% maximum while a participant is on military leave of absence. The loans are secured by a portion of the balance in the participant’s account and bear interest rates ranging from 5.00% to 9.25%. Repayment periods range from one to five years for general-purpose loans and one to ten years for residential loans. The loans and interest are repaid ratably through payroll deductions. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried as investments by the Master Trust at their face amount. When a participant terminates employment with the Partnership, the unpaid balance of the participant’s loan(s) may continue to be repaid in a manner other than by payroll deduction . If the loan is not repaid, after 14 weeks from the time payment is due after separation from service, it will be automatically treated as a distribution to the participant.

Forfeited Accounts – Amounts in forfeited nonvested accounts totaled $28 and $26 at December 31, 2006 and 2005, respectively. These accounts are used to reduce future matching contributions.

Termination Provision – Although it has not expressed any intent to do so, the Partnership has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants would be fully vested in their accounts and all assets of the Plan would continue to be held for distribution to participants as provided in the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared using the accrual method of accounting, except for benefit payments which are recorded when paid.

Investment Valuation and Income Recognition – The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions which can be specifically identified and by allocating among all plans, in

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Quoted market prices are used to value investments in the Master Trust. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments and participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, is included in “Investment income” in the Statement of Changes in Net Assets Available for Benefits.

Transfer Activity – Transfer activity includes transfers to and from other plans participating in the Master Trust.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Use of Estimates – The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties – The Master Trust provides for various investment options in any combination of stocks, bonds and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has received a favorable determination letter from the Internal Revenue Service dated October 18, 2001. The Plan has been amended since receiving the determination letter, and Equistar has timely applied to the Internal Revenue Service within remedial amendment Cycle A for a new determination letter. However, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4. Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The Master Trust was established in March 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and Houston Refining LP (formerly LYONDELL-CITGO Refining LP), all of which are related entities. At December 31, 2006 and 2005, the Plan’s investment assets were held in a trust account with Fidelity and consisted of a specific interest in the Master Trust. The Plan’s specific interest in the Master Trust was approximately 0.07% and 0.06% at December 31, 2006 and 2005, respectively. The Plan has no interest in the nonparticipant-directed investments of the Master Trust. The net assets available for benefits of the Master Trust are presented below:

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Participant-directed investments:
Mutual funds	$683,129,797	$593,988,153
Common stock	55,757,818	54,943,615
Participant loans receivable, at cost	44,821,464	46,158,011
Money market funds	166,982,979	157,262,389
Self-directed brokerage accounts	131,184,317	118,942,845
Nonparticipant-directed investments:
Common stock	118,786,430	112,407,427

Total investments	1,200,662,805	1,083,702,440
Other receivables	275,667	269,934

NET ASSETS AVAILABLE FOR BENEFITS	$1,200,938,472	$1,083,972,374

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

The components of total investment income of the Master Trust for the year ended December 31, 2006 are presented below:

	Participant Directed	Nonparticipant Directed	Trust Total
Investment income:
Net appreciation in the fair value of investments:
Mutual funds	$50,557,466	$—	$50,557,466
Common stock	3,529,292	8,586,266	12,115,558
Self-directed broker accounts	10,444,162	—	10,444,162

	64,530,920	8,586,266	73,117,186
Interest income	1,555,017	—	1,555,017
Interest from participant loans	2,131,318	296,461	2,427,779
Dividend income	38,096,168	3,142,680	41,238,848

Total investment income	$106,313,423	$12,025,407	$118,388,830

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also invests in shares of Lyondell Chemical Company common stock which also qualify as party-in-interest transactions. These party-in-interest transactions are permissible under provisions of ERISA. Equistar pays the costs of administering the Plan.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

SUPPLEMENTAL SCHEDULE

EIN: 76-0550481, P/N: 007

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	PARTICIPANT LOANS	5.0%-9.3% maturity dates ranging from 2006 to 2016		$64,258

*	Denotes party-in-interest transaction.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

FOR HOURLY REPRESENTED EMPLOYEES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN FOR HOURLY REPRESENTED EMPLOYEES

By:	/s/ Allen C. Holmes
ALLEN C. HOLMES
Chairman, Benefits Administrative Committee

Date: June 27, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page Where Located
23	Consent of Independent Registered Public Accounting Firm	13